UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Fang Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value HK$1.00 per share

(Title of Class of Securities)

30711Y300**

(CUSIP Number)

Tianquan Mo

Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

+86-10-5631 8661

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares of the Issuer, evidenced by American Depositary Receipts, each representing ten Class A Ordinary Shares. No CUSIP has been assigned to the Class A Ordinary Shares or Class B Ordinary Shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30711Y300

1.	Names of Reporting Persons. Tianquan Mo
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,694,550 Class A Ordinary Shares 23,340,790 Class B Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,694,550 Class A Ordinary Shares 23,340,790 Class B Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,694,550 Class A Ordinary Shares 23,340,790 Class B Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.2% of the Class A Ordinary Shares 95.9% of the Class B Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 65,715,527 Class A Ordinary Shares and 24,336,650 Class B Ordinary Shares issued and outstanding as of December 31, 2020, as reported in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on March 29, 2021 (the “Form 6-K”).

CUSIP No. 30711Y300

1.	Names of Reporting Persons. ACE Smart Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,096,080 Class A Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,096,080 Class A Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,096,080 Class A Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7% of the Class A Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 65,715,527 Class A Ordinary Shares issued and outstanding as of December 31, 2020, as reported in the Form 6-K.

CUSIP No. 30711Y300

1.	Names of Reporting Persons. Media Partner Technology Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,331,336 Class A Ordinary Shares 11,355,645 Class B Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,331,336 Class A Ordinary Shares 11,355,645 Class B Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,331,336 Class A Ordinary Shares 11,355,645 Class B Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0% of the Class A Ordinary Shares 46.7% of the Class B Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 65,715,527 Class A Ordinary Shares and 24,336,650 Class B Ordinary Shares issued and outstanding as of December 31, 2020, as reported in the Form 6-K.

CUSIP No. 30711Y300

1.	Names of Reporting Persons. Next Decade Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,469,460 Class A Ordinary Shares 11,985,145 Class B Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,469,460 Class A Ordinary Shares 11,985,145 Class B Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,469,460 Class A Ordinary Shares 11,985,145 Class B Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8% of the Class A Ordinary Shares 49.2% of the Class B Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 65,715,527 Class A Ordinary Shares and 24,336,650 Class B Ordinary Shares issued and outstanding as of December 31, 2020, as reported in the Form 6-K.

CUSIP No. 30711Y300

1.	Names of Reporting Persons. Karistone Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 926,461 Class A Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 926,461 Class A Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 926,461 Class A Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4% of the Class A Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 65,715,527 Class A Ordinary Shares issued and outstanding as of December 31, 2020, as reported in the Form 6-K.

CUSIP No. 30711Y300

1.	Names of Reporting Persons. Ateefa Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 957,265 Class A Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 957,265 Class A Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 957,265 Class A Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5% of the Class A Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 65,715,527 Class A Ordinary Shares issued and outstanding as of December 31, 2020, as reported in the Form 6-K.

CUSIP No. 30711Y300

1.	Names of Reporting Persons. Deanhale Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,472,298 Class A Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,472,298 Class A Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,472,298 Class A Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2% of the Class A Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 65,715,527 Class A Ordinary Shares issued and outstanding as of December 31, 2020, as reported in the Form 6-K.

CUSIP No. 30711Y300

1.	Names of Reporting Persons. Open Land Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 441,650 Class A Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 441,650 Class A Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 441,650 Class A Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7% of the Class A Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 65,715,527 Class A Ordinary Shares issued and outstanding as of December 31, 2020, as reported in the Form 6-K.

Item 1. Security and Issuer.

This Amendment No.2 (this “Schedule”) is being filed to amend the Schedule 13D filed with the U.S. Securities and Exchange Commission on December 28, 2012, as amended by the Amendment No.1 on June 30, 2016 (the “Original 13D”). This Schedule is being filed by the Reporting Persons (as defined in Item 2 below) and relates to Class A ordinary shares, par value HK$1.00 per share (the “Class A Ordinary Shares”) and Class B ordinary shares, par value HK$1.00 per share (the “Class B Ordinary Shares”) of Fang Holdings Limited, an exempted company with limited liability registered under the laws of the Cayman Islands (the “Issuer”). The address of the principal executive offices of the Issuer is Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China. Except as amended and supplemented herein, the information set forth in the Original 13D remains unchanged.

The Issuer’s American depositary shares (the “ADSs”), evidenced by American Depositary Receipts, each representing ten Class A Ordinary Shares, are listed on the New York Stock Exchange under the symbol “SFUN.” As used in this Schedule 13D, the term “Ordinary Shares” includes Class A Ordinary Shares and Class B Ordinary Shares.

Certain information contained in this Schedule relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Schedule that does not expressly pertain to a Reporting Person.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

This Schedule is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Act”). The members of the group are:

1) Tianquan Mo, a PRC citizen and the founder and the executive chairman of the board of directors of the Issuer (“Mr. Mo”);

2) ACE Smart Investments Limited (the “ACE Smart”), a company incorporated under the Laws of Hong Kong, with its registered office at Room 1901, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong; as of the date hereof, ACE Smart is wholly owned by Mr. Mo;

3)  Media Partner Technology Limited (“Media Partner”), a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding, and all of the shares of Media Partner are held in The MC Trust, for which Butterfield Fiduciary Services (Cayman) Limited serves as trustee. Mr. Mo’s wife is the sole director of Media Partner;

4) Next Decade Investments Limited (“Next Decade”), a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding, and all of the shares of Next Decade are held in KM & KM Trust, for which Credit Suisse Trust Limited serves as trustee. Mr. Mo’s wife is the sole director of Next Decade;

5) Karistone Limited (“Karistone”), a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding; as of the date hereof, Karistone is wholly owned by Mr. Mo;

6) Ateefa Limited (“Ateefa”), a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding; as of the date hereof, Ateefa is wholly owned by Mr. Mo;

7) Deanhale Limited (“Deanhale”), a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding; as of the date hereof, Deanhale is wholly owned by Mr. Mo;

8) Open Land Holdings Limited (“Open Land”), a company limited by shares incorporated under the Laws of Hong Kong, whose register office is at Room 1901, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong; as of the date hereof, Deanhale is wholly owned by Mr. Mo.

The name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of the Reporting Persons as of the date hereof is set forth on Schedule A.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

On July 16, 2021, ACE Smart (the “Transferee”) entered into a share transfer agreement (the “Share Transfer Agreement”) with LUPIN CAPITAL FUND I, L.P. (the “Transferor”) to purchase 109,608 ADSs, representing 1,096,080 Class A Ordinary Shares, at the price of US$11.89 per ADS, for an aggregate purchase price of US$1,303,239. ACE Smart obtained the funds to purchase the ADSs from its working capital.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and replaced with the following:

ACE Smart acquired the ADSs reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the ADSs, conditions in the securities markets and general economic and industry conditions, the Reporting Persons have in the past made, and may from time to time make, additional purchases or sales of Ordinary Shares or ADSs either in the open market or in privately-negotiated transactions, and may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations, dispositions, mergers, reorganization or liquidation involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), purchasing additional ADSs, selling some or all of their ADSs, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety as follows:

(a) As of the date hereof, ACE Smart held 1,096,080 Class A Ordinary Shares evidenced by ADSs, representing 1.7% of issued and outstanding Class A Ordinary Shares.

As of the date hereof, Media Partner (i) held certain employee stock options and restricted shares (exercisable within 60 days of the date hereof), which entitle Media Partner to acquire an additional 1,331,336 Class A Ordinary Shares, representing 2.0% of the issued and outstanding Class A Ordinary Shares; and (ii) is the record holder of 11,355,645 Class B Ordinary Shares, representing 46.7% of the issued and outstanding Class B Ordinary Shares. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights as noted above and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

As of the date hereof, Next Decade (i) is the record holder of 1,123,955 Class A Ordinary Shares, 14,170 Class A Ordinary Shares evidenced by ADSs, and certain employee stock options and restricted shares (exercisable within 60 days of the date hereof) which entitle Next Decade to acquire an additional 1,331,335 Class A Ordinary Shares, representing 3.8% of issued and outstanding Class A Ordinary Shares; and (ii) is the record holder of 10,230,645 Class B Ordinary Shares, and certain employee stock options (exercisable within 60 days of the date hereof) which entitle Next Decade to acquire an additional 1,754,500 Class B Ordinary Shares, representing 49.2% of issued and outstanding Class B Ordinary Shares. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights as noted above and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

As of the date hereof, Karistone is the record holder of 926,461 Class A Ordinary Shares, representing 1.4% of issued and outstanding Class A Ordinary Shares.

As of the date hereof, Deanhale is the record holder of 1,472,298 Class A Ordinary Shares, representing 2.2% of issued and outstanding Class A Ordinary Shares.

As of the date hereof, Open Land held 441,650 Class A Ordinary Shares evidenced by ADSs, representing 0.7% of issued and outstanding Class A Ordinary Shares.

As of the date hereof, Ateefa is the record holder of 957,265 Class A Ordinary Shares, representing 1.5% of issued and outstanding Class A Ordinary Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 is hereby amended and replaced with the following:

The information set forth in or incorporated by reference in Item 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement dated July 20, 2021 by the Reporting Persons
Exhibit 99.2	Share Transfer Agreement dated July 16, 2021 between the Transferor and the Transferee

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2021

TIANQUAN MO

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo

ACE SMART INVESTMENTS LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

MEDIA PARTNER TECHNOLOGY LIMITED

By:	/s/ Jing Cao
	Name:	Jing Cao
	Title:	Director

NEXT DECADE INVESTMENTS LIMITED

By:	/s/ Jing Cao
	Name:	Jing Cao
	Title:	Director

KARISTONE LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

ATEEFA LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

DEANHALE LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

OPEN LAND HOLDINGS LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

Schedule A

Name	Present Principal Occupation or Employment and Business Address

Tianquan Mo (PRC citizen)	Executive Chairman of Fang Holdings Limited, Director of ACE Smart Investments Limited, Director of Ateefa Limited, Director of Deanhale Limited, Director of Karistone Limited and Director of Open Land Holdings Limited, c/o Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, PRC

Jing Cao (U.S. citizen)	Director of Media Partner, Director of Next Decade, and Director of Open Land Holdings Limited, c/o P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands